UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.	2)*
724 Solutions Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
81788Q100
(CUSIP Number)
December 31, 2001
(Date of Event Which Requires Filing of this Statement) Annual Filing Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
X	Rule 13d-1(b)

	Rule 13d-1(c)

	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No.	81788Q100

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
		Bank of Montreal		IRS ID No.
2.	Check the Appropriate Box if a Member of a Group
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization		Canada


Number of Shares
Beneficially by Owned by Each
Reporting
Person With:
	5.Sole Voting Power		3,930,195

	6.Shared Voting Power		0

	7.Sole Dispositive Power	3,930,195

	8.Shared Dispositive Power	0

9.Aggregate Amount Beneficially Owned by Each Reporting Person 3,938,570 10.Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
11.Percent of Class Represented by Amount in Row (9)		6.73%

12.Type of Reporting Person (See Instructions)

		BK - Bank of Montreal has received no-action relief from the SEC to file as a "Qualified Institutional Investor."



Item 1.
(a)	724 Solutions Inc.
(b)	4101 Yonge Street, Suite 702, Toronto, Ontario, Canada  A6 00000
Item 2.
(a)	Bank of Montreal
(b)	First Canadian Place, Toronto, Ontario, Canada  M5X 1A1
(c)	Canada
(d)	Common Stock, no par value
(e)	CUSIP No. 81788Q100
Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or
240.13d-1(b) or (c), check whether the person filing is a:
(a)	Broker or dealer registered under section 15 of the Act
(15 U.S.C. 78o).

(b)	XBank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment
Company Act of 1940 (15 U.S.C. 80a-8).

(e)	An investment adviser in accordance with Section
 240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with
Section 240.13d- 1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with
Section 240.13d-1(b)(1)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company tinder section 3(c)(14) of the
	Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:	3,930,195
(b)	Percent of class:	6.73%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote	3,930,195
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	3,930,195
(iv)	Shared power to dispose or to direct the disposition of	0
Instruction. For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d-3(d)(1).
Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
Not applicable.
Instruction:  Dissolution of a group requires a response to this item.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the
 Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. February 13, 2002
Lloyd Darlington
President and Chief Executive Officer, Emfisys
Head E-Business, Bank of Montreal

Reporting Person
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)